Filed by Falcon’s Beyond Global, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Fast Acquisition Corp. II

Commission File No.: 001-40214

Date: July 26, 2022

Falcon’s Beyond and BRON Studios Announce Partnership to Co-Develop & Produce Projects

Collaboration accelerates IP expansion across transmedia spectrum, including entertainment content, consumer products, and location-based destinations

Orlando, FL (July 26, 2022) – Falcon’s Beyond, a leading fully integrated global entertainment development company specializing in intellectual property (IP) creation and expansion, today announced a strategic partnership with BRON Studios, a leading global media, technology, and award-winning production company, to co-develop and co-produce multiple worldwide entertainment properties into feature films, episodic series, video games, Web3 activations, consumer products, and location-based entertainment experiences.

Through the collaboration, BRON will leverage its extensive production pipeline utilizing Epic Games’ Unreal Engine, as well as its network of award-winning talent, to help Falcon’s Beyond create episodic series and feature films based on Falcon’s IPs, including the popular Katmandu franchise. Katmandu Park, a cutting-edge new theme park, is planned to officially open in Punta Cana, Dominican Republic by late 2022 or early 2023. Simultaneously, Falcon’s Beyond will leverage its 360-degree IP Expander™ flywheel to activate BRON’s IPs across its owned and operated location-based entertainment destinations, entertainment content platforms, and consumer products marketplaces.

“This amazing collaboration with BRON leverages our complementary areas of expertise to create new opportunities for ongoing fan loyalty and engagement for our respective brands and IPs,” says Cecil D. Magpuri, CEO of Falcon’s Beyond. “BRON’s incredible reputation and resources will help make the Katmandu franchise a premium offering for audiences worldwide, while Falcon’s will engage our IP expander to activate their powerful IPs across a wide variety of physical and digital entertainment.”

Aaron Gilbert, CEO of BRON Studios adds, “The opportunity to collaborate with Falcon’s Beyond to co-develop and co-produce IP makes this an invaluable partnership for BRON. From Falcon’s vast knowledge of all-things immersive entertainment to the company’s impressive Katmandu brand, it’s a thrilling time and opportunity to work with such an impressive key industry player.”

BRON has been instrumental in more than 120 productions, including House of Gucci, Joker, Ghostbusters: Afterlife, Greyhound, and The Survivor, and has built a robust slate of upcoming IP across all platforms in collaboration with notable creative and distribution partnerships. The company has been part of an outstanding 32 Academy Award nominations and 6 wins.

In May, Falcon’s announced a partnership with Moonbug Entertainment, which centers around the expansion of Moonbug’s popular CoComelon and Blippi brands into the world of location-based entertainment.

On July 12, 2022, Falcon’s Beyond announced its entry into a definitive merger agreement with FAST II, a special purpose acquisition company (NYSE: FZT), that is expected to result in Falcon’s Beyond becoming a publicly listed company on Nasdaq. Upon the closing of the transaction, the new combined company will be named “Falcon’s Beyond Global” and is expected to be listed on Nasdaq under the ticker symbol “FBYD.” The transaction is expected to close in either the second half of 2022 or the first quarter of 2023. For more information about the transaction, please visit https://www.falconsbeyondglobal.com/investor-relations/.

Contacts:

Investor Relations:
Brett Milotte, ICR
FalconsBeyondIR@icrinc.com

Media:
Phoebe Hicks, Falcon’s Beyond

phicks@falconsbeyond.com

Keil Decker, ICR

FalconsBeyondPR@icrinc.com

Eric Becker, ICR
FalconsBeyondPR@icrinc.com

About Falcon’s Beyond

Headquartered in Orlando, Florida, Falcon’s Beyond is a fully integrated, top-tier experiential entertainment development enterprise focusing on a 360° IP Expander model. The company brings its own proprietary and partner IPs to global markets through owned and operated theme parks, resorts, attractions, patented technologies, feature films, episodic series, consumer products, licensing, and beyond. The company has won numerous design awards and provided design services in 27 countries around the world, turning imagined worlds into reality.

About BRON

BRON is a global media-technology and award-winning production company committed to furthering the art and craft of meaningful commercial storytelling. The company works through an innovative distribution agnostic approach using a blend of studio co-financing deals and in-house productions to create film, tv, audio and non-scripted content as well as interactive gaming, technology, and corporate investments. The company’s filmmaker-first approach, built on inclusion, innovation, and respect, has helped BRON solidify creative relationships with elite talent from an array of backgrounds. BRON has been instrumental in more than 120 productions and has built a robust slate of upcoming IP across all platforms. The company has been part of an outstanding 32 Academy Award® nominations and 6 wins.

Additional Information

This communication relates to the proposed business combination between FAST II and Falcon’s Beyond. Falcon’s Beyond intends to file a Registration Statement on Form S-4 with the SEC, which will include a document that serves as a joint prospectus of Falcon’s Beyond and proxy statement of FAST II, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all FAST II shareholders. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. FAST II and Falcon’s Beyond will also file other documents regarding the proposed business combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF FAST II ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by FAST II or Falcon’s Beyond through the website maintained by the SEC at www.sec.gov. The documents filed by FAST II with the SEC also may be obtained free of charge upon written request to 109 Old Branchville Road

Ridgefield, CT 06877. The documents filed by Falcon’s Beyond with the SEC may also be obtained free of charge upon written request to 6996 Piazza Grande Avenue, Suite 301, Orlando, FL 32835.

Participants in the Solicitations

FAST II, Falcon’s Beyond and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FAST II’s shareholders in connection with the proposed business combination. You can find information about FAST II’s directors and executive officers and their interest in FAST II can be found in FAST II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 29, 2022. A list of the names of the directors, executive officers, other members of management and employees of FAST II and Falcon’s Beyond, as well as information regarding their interests in the business combination, will be contained in the Registration Statement on Form S-4 to be filed with the SEC by Falcon’s Beyond. Additional information regarding the interests of such potential participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on Falcon’s Beyond’s and FAST II’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Falcon’s Beyond’s and FAST II’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Falcon’s Beyond or FAST II to predict these events or how they may affect Falcon’s Beyond or FAST II. Except as required by law, neither Falcon’s Beyond nor FAST II has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, FAST II’s and Falcon’s Beyond’s expectations with respect to future performance and anticipated financial impacts of the business combination, the satisfaction of the closing conditions to the business combination and the timing of the completion of the business combination. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results, including factors that are outside of FAST II’s and Falcon’s Beyond’s control and that are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) changes in domestic and foreign business, market, financial, political, and legal conditions in general and in the entertainment industry in particular; (2) the outcome of any legal proceedings that may be instituted against FAST II, Falcon’s Beyond or any of its subsidiaries following the announcement of the Merger Agreement and the transactions contemplated therein, (3) the inability of the parties to successfully or timely consummate the business combination or the other transactions contemplated by the Merger Agreement, including the risk that any regulatory approvals or the SEC’s declaration of the effectiveness of the proxy statement/prospectus relating to the transaction are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect Falcon’s Beyond or the expected benefits of the transactions contemplated by the Merger Agreement or that the approval of the requisite equity holders of Falcon’s Beyond is not obtained; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (5) volatility in the price of FAST II’s or Falcon’s Beyond’s securities, (6) the risk that the business combination or the other transactions contemplated by the Merger Agreement disrupt current plans and operations as a result of the announcement and consummation thereof, (7) the enforceability of Falcon’s Beyond’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security, (8) any failure to realize the anticipated benefits of the business combination or the other transactions contemplated by the Merger Agreement; (9) risks relating to the uncertainty of the projected financial information with respect to Falcon’s Beyond; (10) risks related to the rollout of Falcon’s Beyond business and the timing of expected business milestones; (11) the effects of competition on Falcon’s Beyond business; (12) the risk that the business combination or the other transactions contemplated by the Merger Agreement may not be completed by FAST II’s deadline and the potential failure to obtain an extension of its business combination deadline if sought by FAST II, (13) the amount of redemption requests made by stockholders of FAST II; (14) the ability of FAST II or Falcon’s Beyond to issue equity or equity-linked securities or obtain debt financing in connection with the business combination or the other transactions contemplated by the Merger Agreement or in the future; (15) and those factors discussed in FAST II’s final prospectus dated March 15, 2021 under the heading “Risk Factors,” and other documents FAST II has filed, or will file, with the SEC.

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